UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission File Number	Exact name of Registrant as specified in its charter, Address of principal executive offices and Telephone Number	State of incorporation	I.R.S. Employer Identification Number
001-35979	HD SUPPLY HOLDINGS, INC. 3100 Cumberland Boulevard, Suite 1480 Atlanta, Georgia 30339 (770) 852-9000	Delaware	26-0486780

333-159809	HD SUPPLY, INC. 3100 Cumberland Boulevard, Suite 1480 Atlanta, Georgia 30339 (770) 852-9000	Delaware	75-2007383

Dan S. McDevitt

General Counsel and Corporate Secretary

HD Supply Holdings, Inc.

HD Supply, Inc.

(770) 852-9000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

HD Supply Holdings, Inc. and HD Supply, Inc. (collectively with their direct and indirect wholly-owned subsidiaries, “HD Supply” or the “Company”) have filed a Conflict Minerals Report for the period from January 1 to December 31, 2014 as Exhibit 1.01 to this Form SD, which is also publicly available on our website at http://ir.hdsupply.com/sec.cfm.

This Form SD and the Conflict Minerals Report filed as Exhibit 1.01 contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases.  Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects,” and similar expressions.  The Company intends that such forward-looking statements be subject to the safe harbors created thereby.  All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved.  We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law.  Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its March 24, 2015 Form 10-K and other forms filed by the Company with the SEC.  Any references to the Company’s website in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 are for convenience only and the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report of HD Supply Holdings, Inc. and HD Supply, Inc. as required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01          Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HD Supply Holdings, Inc.

By:	/s/ Dan S. McDevitt	Date: June 1, 2015
Name: Dan S. McDevitt
Title: General Counsel and Corporate Secretary

HD Supply, Inc.

By:	/s/ Dan S. McDevitt	Date: June 1, 2015
Name: Dan S. McDevitt
Title: General Counsel and Corporate Secretary